Exhibit 3.1

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ARTICLES OF ASSOCIATION OF FRESENIUS MEDICAL CARE AG

I.

GENERAL TERMS

Article 1Name and Registered Office

(1)	The name of the Company is:

Fresenius Medical Care AG

(2)	The registered office of the Company is in Hof (Saale).

Article 2Objects of the Company

(1)	The objects of the Company are:
a)

the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;

b)

the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

c)	the development, production and distribution of other pharmaceutical products and the provision of services in this field;
d)	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;
e)	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.
(2)

The Company shall be entitled to enter into any and all business transactions and take any and all measures which seem to be necessary or useful to achieve the objects of the Company and may, in particular, establish or acquire other enterprises of the same or similar kind, participate in such enterprises, take over the management and/or the representation of such enterprises, transfer company divisions, including essential company divisions, to enterprises in which the Company holds an interest and establish branches at home and abroad.

(3)

The Company may limit its activities to a part of the activities specified in Article 2 (1). The Company may also pursue its corporate objects pursuant to Article 2 (1), in whole or in part, through affiliated companies within the meaning of sections 15 et seqq. of the German Stock Corporation Act (Aktiengesetz – AktG) or companies in which the Company holds an interest (including joint ventures).

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Article 3 Notifications and Transmission of Information

(1)	Notifications of the Company shall be published in the German Federal Gazette (Bundesanzeiger) unless provided otherwise by mandatory law.
(2)	Information to the holders of admitted securities in the Company may also be transmitted by means of remote data transmission subject to the conditions prescribed by law.

II.

SHARE CAPITAL AND SHARES

Article 4 Share Capital

(1)

The share capital of the Company amounts to EUR 293,413,449.00 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine Euro) and is divided into 293,413,449 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine) no-par value shares.

(2)

The share capital in the amount of DM 100,000.00 (in words: one hundred thousand Deutsche Mark) existing at the time of the conversion of the Company into a stock corporation (AG) was provided by way of a change of legal form of the legal entity in its former legal form, Fresenius Medical Care GmbH with registered office in Hof an der Saale.

The share capital in the amount of EUR 250,271,178.24 (in words: two hundred and fifty million two hundred and seventy-one thousand one hundred seventy-eight Euro and twenty-four Cent) existing at the time of the conversion of the Company into a partnership limited by shares (KGaA) was provided by way of a change of legal form of the legal entity in its former legal form, Fresenius Medical Care AG with registered office in Hof an der Saale.

The share capital in the amount of EUR 293,413,449.00 (in words: two hundred ninety-three million four hundred thirteen thousand four hundred and forty-nine Euro) existing at the time of the conversion of the Company into a stock corporation (AG) was provided by way of a change of legal form of the legal entity in its previous legal form, Fresenius Medical Care AG & Co. KGaA with registered office in Hof an der Saale.

(3)

The Management Board is authorized until 21 May 2030 to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 60,000,000.00 (in words: sixty million euros) for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2025). The number of shares must be increased in the same proportion as the share capital. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the General Meeting at the time of their issue. In general, the shareholders have a subscription right. The

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new shares can also be obtained by a credit institution, a securities institution or a company operating in accordance with sec. 53 (1) sentence 1 of the German Banking Act (Kreditwesengesetz – KWG) or sec. 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions, securities institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in particular in the following cases:

–	to eliminate fractional amounts from the subscription right;
–

to grant subscription rights, as a compensation for dilutive effects, to the holders or creditors of option or conversion rights to shares of the Company or those liable under the corresponding option or conversion obligations arising from bonds issued or guaranteed by the Company or its group companies to the extent to which they would be entitled after exercising these option or conversion rights or fulfilment of these option or conversion obligations;

–	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets; or
–

in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. This limit shall include the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG as well as the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or to fulfil option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of sec. 186 (3) sentence 4 AktG.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. In case that during the period of validity of the Authorized Capital 2025 until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

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The Management Board is further authorized to determine with the approval of the Supervisory Board the further details for the implementation of capital increases from the Authorized Capital 2025. The Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles of Association after a total or partial implementation of the increase of the share capital from the Authorized Capital 2025 in accordance with the volume of such capital increase and, if the Authorized Capital 2025 has not been used or not fully used by 21 May 2030, after the expiry of the authorization.

Article 5 Shares

(1)	The shares are no-par value bearer shares.

(2)To the extent legally permissible and unless required under the rules of a stock exchange where the shares are admitted to trading, the entitlement of a shareholder to claim individual certification of the ownership interest held and to the issue of dividend and renewal coupons is excluded. The Company may issue share certificates representing individual shares or global share certificates for multiple shares. The form and content of such share certificates shall be determined by the Management Board with the approval of the Supervisory Board.

(3)	In case of a capital increase, the profit participation may be determined in derogation from section 60 (2) AktG.

III.

CONSTITUTION OF THE COMPANY

A.

Management Board

Article 6 Composition and Rules of Procedure

(1)	The Management Board shall consist of at least two members. The number of members of the Management Board shall be determined by the Supervisory Board.
(2)	The Supervisory Board may appoint one member of the Management Board as chairperson and another member as deputy chairperson of the Management Board.
(3)	The Supervisory Board shall adopt rules of procedure for the Management Board.

Article 7 Management and Representation of the Company

(1)

The Management Board shall manage the Company in its own responsibility. It manages the Company in accordance with applicable law, these Articles of Association and the rules of procedure for the Management Board.

(2)	The Company shall be legally represented by two members of the Management Board or by one member of the Management Board jointly with an authorized signatory (Prokurist).

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(3)

The Supervisory Board may, generally or in specific cases, exempt all or specific members of the Management Board from the prohibition on multiple representation (Mehrfachvertretung) pursuant to section 181 2nd alternative of the German Civil Code (Bürgerliches Gesetzbuch – BGB); section 112 AktG remains unaffected.

B.

Supervisory Board

Article 8 Composition, Appointment and Term of Office

(1)

The Supervisory Board shall be composed of twelve members, of whom - subject to the existence of the appointment right pursuant to Article 8 (2) - six are to be elected by the General Meeting and six are to be elected by the employees in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz – MitbestG).

(2)

If Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of at least 15 percent, it shall be entitled to appoint one of the Supervisory Board members representing the shareholders; if Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of at least 30 percent, it shall be entitled to appoint two of the Supervisory Board members representing the shareholders. The right of appointment shall be exercised by written declaration to the Management Board.

(3)

Unless the General Meeting specifies a shorter term of office, the Supervisory Board members shall be elected until the end of the ordinary General Meeting which resolves on the discharge of the Supervisory Board members for the fourth fiscal year after commencement of the term of office. The fiscal year in which the term of office commences shall not be considered for this calculation. Re-election of Supervisory Board members shall be permissible.

(4)

If a Supervisory Board member elected by the General Meeting withdraws from the Supervisory Board before expiration of such member’s term of office, a successor for the withdrawing member shall be elected at the next General Meeting. The newly elected Supervisory Board member shall hold office for the remaining term of office of the withdrawing member unless the General Meeting specifies a different term of office, which may not exceed the term of office pursuant to Article 8 (3) sent. 1.

(5)

The General Meeting may, for the Supervisory Board members to be elected by it (shareholder representatives), elect substitute members who become members of the Supervisory Board if and when shareholder representatives withdraw before expiration of their term of office without a successor having been elected for them. Their position as substitute members shall revive if and when the General Meeting elects a successor for the withdrawing Supervisory Board member. The term of office of the substitute member shall end upon completion of the General Meeting in which an election according to Article 8 (4) is made, at the latest by the end of the term of office of the withdrawing Supervisory Board member. The election of substitute members with respect to the Supervisory Board members of the employees shall occur pursuant to the MitbestG.

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(6)

Each member of the Supervisory Board and substitute member may resign from office, also without good cause, by giving one month’s notice in text form (section 126b BGB) to the Management Board. The chairperson of the Supervisory Board shall be informed of the resignation. The notice period pursuant to sentence 1 may be shortened by mutual agreement or compliance with this notice period may be waived by mutual agreement.

Article 9 Chairperson of the Supervisory Board

(1)

In accordance with section 27 (1) and (2) MitbestG, the Supervisory Board shall elect a chairperson and a deputy chairperson of the Supervisory Board from among its members. The election shall take place under the chairpersonship of the oldest Supervisory Board member in terms of age in a meeting of the Supervisory Board not requiring separate convening and immediately following the General Meeting at which the Supervisory Board members to be elected by the General Meeting have been elected. The chairperson’s and the deputy chairperson’s respective term of office corresponds to their respective term of office as Supervisory Board members unless a shorter term of office is determined at the time of election.

(2)

If the chairperson or the deputy chairperson resigns from office prematurely, this shall not affect the continuation of the office of the deputy chairperson or the chairperson, respectively. The Supervisory Board shall then immediately elect a new chairperson or deputy chairperson, as applicable, for the remaining term of office of the resigning person.

(3)

Statements on behalf of the Supervisory Board shall be made by the chairperson. The chairperson is authorized to receive declarations addressed to the Supervisory Board and to take the measures that are required to implement the resolutions passed by the Supervisory Board and its committees, provided that the implementation is within the responsibility of the Supervisory Board.

(4)	Subject to other provisions in these Articles of Association, the deputy chairperson has the same rights as the chairperson in all cases in which the chairperson is unable to act.

Article 10 Meetings and Resolutions of the Supervisory Board

(1)

The meetings of the Supervisory Board shall be called by the chairperson by notice subject to a notice period of fourteen days. The meetings may be called in text form or by electronic means of communication (for example email). The items on the agenda must be stated in the invitation to the meeting. In urgent cases, the period pursuant to sentence 1 may be adequately shortened and the meeting may also be called orally or by telephone.

(2)

The meetings of the Supervisory Board can be held by personal attendance or by way of a telephone or video conference. Individual Supervisory Board members may participate in meetings held by personal attendance by means of video and audio transmission or telephone. Outside of meetings, resolutions in writing, by electronic means of communication (for example email) or telephone are admissible, if this is ordered by the chairperson of the Supervisory Board, or in the event of his or her being unable to act, by the deputy chairperson.

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(3)	The Supervisory Board shall constitute a quorum if at least one half of the members of which it shall be composed take part in the adoption of the resolution.
(4)

If members of the Supervisory Board are prevented from attending the meeting, they may have another member of the Supervisory Board submit their written votes. A vote delivered by electronic means of communication (for example email) is deemed a written vote. Such delivery of the written vote shall be deemed to be participation in the adoption of the resolution.

(5)

Unless provided otherwise by law, resolutions of the Supervisory Board shall require the majority of the votes cast. In the event of a tied vote, the chairperson of the Supervisory Board shall in accordance with section 29 (2) and section 31 (4) MitbestG have two votes in a new vote on the same matter, if this also results in a tie. Article 10 (4) shall also be applicable to the casting of the second vote. The deputy chairperson shall not have the right to cast a second vote in the event of a tied vote.

(6)

Minutes of the meetings of the Supervisory Board shall be prepared and be signed by the chairperson of the meeting. Any minutes of resolutions adopted outside of meetings shall be signed by the chairperson of the Supervisory Board.

Article 11 Rights and Duties of the Supervisory Board

(1)

The Supervisory Board shall have all rights and duties assigned to it by law, these Articles of Association or otherwise. The members of the Supervisory Board are not bound by specific assignments or instructions.

(2)	The Supervisory Board shall be entitled, without resolution of the General Meeting, to make any amendments to the Articles of Association which concern only the wording (Fassungsänderungen).

Article 12 Rules of Procedure for the Supervisory Board

The Supervisory Board shall provide itself with rules of procedure.

Article 13 Committees of the Supervisory Board

(1)

The Supervisory Board shall form a Mediation Committee and an Audit Committee. It may form further committees from among its members and determine their powers in the rules of procedure for the Supervisory Board or in the rules of procedure enacted for the respective committee. Powers of the Supervisory Board to render decisions may – to the extent permitted by law – be delegated to such committees of the Supervisory Board (decision-making committees).

(2)

Each committee may elect a chairperson and a deputy chairperson from among its members unless such chairperson and deputy chairperson are appointed by the Supervisory Board. Unless mandatory statutory provisions provide otherwise or the Supervisory Board adopts a deviating regulation, Article 10 shall apply mutatis mutandis to the meetings and the adoption of resolutions of the committees of the Supervisory Board.

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Article 14 Remuneration of Supervisory Board Members

(1)	Each member of the Supervisory Board shall receive a fixed fee of EUR 170,000.00 per annum for each full fiscal year.
(2)

The chairperson of the Supervisory Board shall receive an additional remuneration in the amount of EUR 170,000.00 and the deputy chairperson shall receive an additional remuneration in the amount of EUR 85,000.00.

(3)

As a member of the Audit Committee or the Presiding Committee, a member of the Supervisory Board shall receive an additional amount of EUR 55,000.00 per year; the chairperson of the Audit Committee and the chairperson of the Presiding Committee shall each receive twice this remuneration. As a member of the Compensation Committee or the Nomination Committee or any other committee of the Supervisory Board, a member of the Supervisory Board shall receive an additional amount of EUR 40,000.00 per year; the chairperson of such a committee shall receive twice this remuneration. As a member of the Mediation Committee, a Supervisory Board member receives no additional remuneration.

(4)

If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis. This shall apply accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office as chairperson or deputy chairperson only during a part of a full fiscal year.

(5)	The remuneration pursuant to Article 14 (1) to (3) shall be payable in four equal instalments at the end of each calendar quarter.
(6)	The members of the Supervisory Board shall be reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them.
(7)

The members of the Supervisory Board shall be covered by insurance against pecuniary damage, taken out by and in the interest of the Company in an appropriate amount for corporate bodies and certain executives. The insurance premiums shall be borne by the Company.

C.

General Meeting

Article 15 Convening of the General Meeting

(1)	General Meetings must be convened at least within the statutory minimum periods.
(2)

General Meetings shall be held at the place where the registered office of the Company is located, or in a German city where a stock exchange is situated, or at the place where the registered office of a domestic affiliated company is located.

(3)

The Management Board is authorized, with the approval of the Supervisory Board, to provide for the General Meeting to be held without the physical presence of the shareholders or their proxies at the place of the General Meeting (virtual General Meeting). The authorization shall apply to the holding of virtual General Meetings

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for a period of two years after registration of this provision of the Articles of Association with the commercial register.

Article 16 Attendance at the General Meeting and Exercise of the Voting Right

(1)

Only those shareholders are entitled to attend the General Meeting and to exercise the voting right who have registered and provided evidence of their entitlement. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required. The evidence must relate to the close of business on the 22nd day prior to the General Meeting. The registration and the evidence of entitlement must be received by the Company in text form in the German or English language at least six days prior to the General Meeting under the address specified in the invitation to the General Meeting for that purpose. In the invitation, a shorter period measured in days can be provided. The day of the General Meeting and the day of the receipt of the registration and the evidence shall not be included in the calculation of the period.

(2)

The members of the Management Board and of the Supervisory Board should personally attend the General Meeting. If it is not possible for a member of the Supervisory Board to attend at the place of the General Meeting, in particular, because such member is abroad for cause, such member may participate in the General Meeting by way of video and audio transmission.

(3)

The voting right can be exercised by a proxy. To the extent no simplification is specified in the invitation to the General Meeting, the issue of the proxy, its revocation and the evidence of authorization to the Company require text form; section 135 AktG remains unaffected.

(4)

The Management Board is authorized to allow shareholders to participate in the General Meeting even without attending in person and without granting power of proxy, and to exercise all or parts of their rights in part or in full via electronic communication. In case the Management Board avails itself of this authorization, it is also authorized to determine the details of the scope and process of such online participation.

(5)

The Management Board is authorized to allow the shareholders to pass their votes in writing or by way of electronic communication even without attending the General Meeting (postal vote). In case the Management Board avails itself of this authorization, it is also authorized to determine the procedural details of the postal vote.

Article 17 Date of the Ordinary General Meeting

The General Meeting that resolves on the discharge of the Management Board and the Supervisory Board, on the appropriation of the balance sheet profits and on the election of the auditor (ordinary General Meeting) shall be held annually within the first eight months of a fiscal year.

Article 18 Chairperson of the General Meeting and Voting

(1)	The General Meeting shall be chaired by the chairperson of the Supervisory Board or by another member of the Supervisory Board to be designated by the

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chairperson. If neither the chairperson of the Supervisory Board or the person designated by him or her as chairperson of the General Meeting is present or agrees to chair the General Meeting, another member of the Supervisory Board to be designated by the Supervisory Board shall preside over the General Meeting.

(2)

The chairperson shall chair the General Meeting and determine the order of items to be dealt with as well as the kind and form of the voting. The chairperson is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions at the beginning or in the course of the General Meeting, if such limitation is allowed by law. In particular, at the beginning or in the course of the General Meeting, the chairperson of the General Meeting may set reasonable time limits for the General Meeting itself, individual agenda items or for individual questions or statements.

(3)

The majorities of the votes cast and of the share capital represented for the adoption of the resolution which are required for the resolutions of the General Meeting shall be governed by the statutory provisions, unless otherwise provided for in these Articles of Association. Notwithstanding sentence 1, resolutions of the General Meeting on the dismissal of Supervisory Board members elected by the General Meeting shall be adopted by a simple majority of the votes cast.

(4)	Each share shall grant one vote at the General Meeting.
(5)

The chairperson can decide that the entire General Meeting or extracts therefrom be transmitted by way of video and audio transmission. Such transmission can even be in a form to which the public has unlimited access. The form of the transmission should be announced in the convocation of the General Meeting.

IV.

ANNUAL FINANCIAL STATEMENTS AND

APPROPRIATION OF THE BALANCE SHEET PROFITS

Article 19 Fiscal Year, Rendering of Accounts

(1)	The fiscal year is the calendar year.
(2)

Within the first three months of the fiscal year but no later than within the maximum period required by mandatory law, the Management Board shall prepare the annual financial statements and the management report as well as, to the extent required by law, the consolidated financial statements and the group management report for the preceding fiscal year and submit the same to the Supervisory Board without undue delay together with proposal for the resolution of the General Meeting on the appropriation of the balance sheet profits.

Article 20 Appropriation of the balance sheet profits

(1)	The General Meeting shall resolve on the appropriation of the balance sheet profits.
(2)	The General Meeting may resolve to make a distribution in kind instead of, or in addition to, a distribution in cash.

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(3)	Upon expiration of a fiscal year, the Management Board may distribute to the shareholders an interim dividend, subject to the approval by the Supervisory Board and in accordance with section 59 AktG.

V.

MISCELLANEOUS

Article 21 Formation Expenses

(1)	The formation expenses (Notary’s fees, court costs, costs of notification) amount up to DM 5,000.00 (in words: five thousand German Marks).
(2)

Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA in an amount of up to EUR 7,500,000.00 (in words: seven million five hundred thousand Euro).

(3)

Additionally, the Company has to bear the expenses for the conversion of Fresenius Medical Care AG & Co. KGaA into Fresenius Medical Care AG in an amount of up to EUR 100,000,000.00 (in words: one hundred million Euro).

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